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FORM 3
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                                                           OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:  3235-0104
                                                 Expires:  September 30, 1998
                                                 Estimated average burden
                                                 hours per response  0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
                          17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
                                     1940

(Print or Type Responses)
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
1.  Name and Address of Reporting Person*         2. Date of Event Re-     4. Issuer Name and Ticker or Trading Symbol
                                                     quiring Statement
    ORACLE CORPORATION                               (Month/Day/Year)         CONCENTRA CORPORATION (CTRA)
-----------------------------------------------                            ---------------------------------------------------------
    (Last)          (First)         (Middle)              11/10/98         5. Relationship of Reporting    6. If Amendment, Date of

                                                  -----------------------     Person(s) to Issuer             Original (Month/Day/
     500 ORACLE PARKWAY                           3. IRS or Social Se-       (Check all applicable)           Year)
----------------------------------------------       curity Number of      ___ Director       X  10% Owner -------------------------
                    (Street)                         Reporting Person                        ---            7. Individual or Joint/
                                                     (Voluntary)           ___ Officer (give ___ Other         Group
                                                                                                (specify       Filing (Check
                                                                                 title below)     below)        Applicable Line)
                                                                                _____________________       X  Form Filed by One
                                                                                                            -- Reporting Person
                                                                                                            __ Form Filed by More
     REDWOOD SHORES, CALIFORNIA 94065                                                                          than One Reporting
                                                                                                               Person
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    (City)          (State)         (Zip)                                  TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                                2. Amount of Securities     3. Ownership       4. Nature of Indirect Beneficial
    (Instr. 4)                                          Beneficially Owned          Form:  Direct      Ownership (Instr. 5)
                                                        (Instr. 4)                  (D) or Indirect
                                                                                    (I)   (Instr. 5)
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    No Securities Owned/(1)/
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (CONTINUED)  TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED ( E.G.,
            PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
1.  Title of Derivative Security                     2.  Date Exer-      3. Title and     4.  Conver-     5. Owner-   6.  Nature of
(Instr. 4)                                               cisable and        Amount of         sion or        ship         Indirect
                                                         Expiration         Securities        Exercise       Form of      Beneficial
                                                         Date               Underlying        Price of       Deriv-       Ownership
                                                         (Month/Day/Year)   Derivative        Deri-          ative        (Instr. 5)
                                                                            Security          vative         Security:
                                                                            (Instr. 4)        Security       Direct
                                                    -------------------------------------
                                                    Date      Expira-                 Amount                 (D) or
                                                    Exer-     tion                    or                     Indirect
                                                    cisable   Date          Title     Number                 (I)
                                                                                      of                     (Instr. 5)
                                                                                      Shares
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

Explanation of Responses:

(1) On November 10, 1998, Oracle Corporation ("Reporting Person"), KL Acquisition Corporation and Concentra Corporation ("Issuer") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Reporting Person will acquire Issuer by means of a tender offer followed by a cash-out merger (the "Merger"). In connection with the Merger Agreement, the Reporting Person was granted an irrevocable proxy to vote shares representing approximately 38.9% of the outstanding voting securities of the Issuer (the "Shares") with respect to certain matters related to the Merger. The Reporting Person has no pecuniary interest in the Shares.

 **  Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                               /s/ Thomas Theodores                      11/19/98
                                                                                -----------------------------      ----------------
Note:  File three copies of this Form, one of which must be                  **Signature of Reporting Person            Date
          manually signed.  If space is insufficient,
       See Instruction 6 for procedure.                                     By:  Thomas Theodores
                                                                               -----------------------------

Potential persons who are to respond to the collection of                   Title:  Vice President/Deputy
information contained in this form are not required to respond                   ---------------------------
unless the form displays a currently valid OMB Number.                             General Counsel
                                                                                 ---------------------------

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